From:	Gaarder, Matthew
To:	Roberts, Michelle C.;
Subject:	RS Variable Products Trust
Date:	Friday, April 10, 2009 12:20:00 PM
Attachments:	Active_11782905_1_RS Small Cap Core Equity VIP Series.DOC
	Active_11782888_1_RS Large Cap Alpha VIP Series.DOC

<<Active_11782905_1_RS Small Cap Core Equity VIP Series.DOC>>
<<Active_11782888_1_RS Large Cap Alpha VIP Series.DOC>>

Matthew Gaarder-Wang
ROPES & GRAY LLP
T 415-315-6302 | F 415-315-4837
One Embarcadero Center, Suite 2200
San Francisco, CA 94111-3711
Matthew.Gaarder@ropesgray.com
www.ropesgray.com